EXHIBIT 99.1

Transparency notification

Mechelen, Belgium; 18 December 2017; 7.30 CET; regulated information - Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from Gilead Sciences, Inc.

Pursuant to Belgian transparency legislation[1], Galapagos received a transparency notification on 13 December 2017 from Gilead Sciences, Inc., who notified that its subsidiary Gilead Biopharmaceutics Ireland UC transferred its holding of 6,760,701 Galapagos shares on 7 December 2017 to its subsidiary Gilead Therapeutics A1 Unlimited Company. This shareholding represents 13.27% of Galapagos' currently outstanding 50,936,778 shares, and represents no change in the number of shares compared to the previous transparency notification from Gilead Sciences Inc. on 20 January 2016. The full transparency notice is available on the Galapagos website.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos' pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 578 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, and Croatia. More information at www.glpg.com.

Contact

Investors:
Elizabeth Goodwin
VP IR & Corporate Communications
+1 781 460 1784

Paul van der Horst
Director IR & Business Development
+31 71 750 6707
ir@glpg.com

Media:
Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

[1]     Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market.